UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MGC DIAGNOSTICS CORPORATION

(Name of Subject Company (Issuer))

MGC PARENT LLC

AC BREATHE MERGER SUB INC.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

552768103

(CUSIP Number of Class of Securities)

Heidi Goldstein
MGC Parent LLC
c/o Altus Capital Partners, Inc.
10 Westport Rd., Suite C204
Wilton, Connecticut 06897
(203) 429-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Erik R. Daly, Esq.
Maxwell N. Barnes, Esq.
Miller Johnson Snell & Cummiskey PLC
45 Ottawa Ave. SW, Suite 1100
Grand Rapids, Michigan 49503
(616) 831-1723

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,278,811	$6,260

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 4,413,190 shares of voting common stock, par value $0.10 per share, at an offer price of $11.03 per share. The transaction value also includes (i) 117,300 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $11.03 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $11.03 minus such exercise price and (y) dividing such product by the offer price of $11.03 per share, and (ii) 27,879 shares issuable upon settlement of restricted stock units multiplied by the offer price of $11.03 per share. The calculation of the filing fee is based on information provided by MGC Diagnostics Corporation and its transfer agent as of the close of business on November 24, 2017.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

2

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) MGC Parent LLC, a Delaware limited liability company (“Parent”), and (ii) AC Breathe Merger Sub Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of MGC Diagnostics Corporation, a Minnesota corporation (the “Company”), at a price of $11.03 per Share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, upon the terms and conditions set forth in the offer to purchase, dated November 29, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

MGC Diagnostics Corporation

350 Oak Grove Parkway

Saint Paul, Minnesota 55127-8599

(651) 484-4874

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on November 24, 2017, there were 4,413,190 Shares issued and outstanding, 319,734 Shares issuable upon exercise of outstanding stock option grants, and 27,879 Shares issuable upon settlement of restricted stock units.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

3

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 18 (“Miscellaneous”)

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions and (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

4

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

5

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 29, 2017
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Press Release issued by the Company on November 27, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on November 27, 2017)
(a)(1)(G)	Summary Advertisement as published in the Financial Times on November 29, 2017
(a)(1)(H)	Press Release issued by Parent on November 29, 2017
(b)(1)(A)	Commitment Letter, dated November 22, 2017, from GCG Investors IV, LP to Altus Capital Partners II, L.P.
(b)(1)(B)	Commitment Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC
(b)(1)(C)	Fee Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC
(d)(1)	Agreement and Plan of Merger, dated as of November 25, 2017, by and among the
6

Company, Purchaser and Parent
(d)(2)	Confidentiality and Nondisclosure Agreement, dated May 25, 2017, between Altus Capital Partners, Inc. and Craig-Hallum Capital Group LLC (on behalf of the Company)
(d)(3)	Limited Guarantee, dated as of November 25, 2017, by Altus Capital Partners II, L.P. in favor of the Company
(d)(4)	Equity Commitment Letter, dated as of November 25, 2017, from Altus Capital Partners II, L.P. to Parent
(d)(5)	Employment Agreement with Todd M. Austin
(d)(6)	Employment Agreement with Matthew S. Margolies
(d)(7)	Letter Agreement dated September 21, 2017 (with amendments thereto)
(d)(8)	Form of Tender Support Agreement
(g)	None
(h)	None

Item 13. Information Required by Schedule 13E-3.

Not applicable.

7

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AC BREATHE MERGER SUB INC.

By /s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Chairman
Date:	November 29, 2017

MGC PARENT LLC

By /s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Chairman
Date:	November 29, 2017
8

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 29, 2017
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Press Release issued by the Company on November 27, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on November 27, 2017)
(a)(1)(G)	Summary Advertisement as published in the Financial Times on November 29, 2017
(a)(1)(H)	Press Release issued by Parent on November 29, 2017
(b)(1)(A)	Commitment Letter, dated November 22, 2017, from GCG Investors IV, LP to Altus Capital Partners II, L.P.
(b)(1)(B)	Commitment Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC
(b)(1)(C)	Fee Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC
(d)(1)	Agreement and Plan of Merger, dated as of November 25, 2017, by and among the Company, Purchaser and Parent
(d)(2)	Confidentiality and Nondisclosure Agreement, dated May 25, 2017, between Altus Capital Partners, Inc. and Craig-Hallum Capital Group LLC (on behalf of the Company)
(d)(3)	Limited Guarantee, dated as of November 25, 2017, by Altus Capital Partners II, L.P. in favor of the Company
(d)(4)	Equity Commitment Letter, dated as of November 25, 2017, from Altus Capital Partners II, L.P. to Parent
(d)(5)	Employment Agreement with Todd M. Austin
(d)(6)	Employment Agreement with Matthew S. Margolies
(d)(7)	Letter Agreement dated September 21, 2017 (with amendments thereto)
(d)(8)	Form of Tender Support Agreement
(g)	None
(h)	None

9